

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 6, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (714) 940-4920

Win Westfall
Chief Executive Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, California 92806

       Re: Willdan Group, Inc.
            Registration Statement on Form S-1
            Filed August 9, 2006
            File No. 333-136444

Dear Mr. Westfall:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A

information, including information regarding your capital structure and planned dividend to likely shareholders, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

2. Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

Cover Page

3. Please disclose that you will use a portion of the proceeds of the offering to fund your final S Corporation distribution and that some distribution recipients are officers and directors.

Table of Contents, page i

4. We note your disclosure that investors "should rely only on the information contained in this prospectus." Please note that if you intend to use any free writing prospectuses once you have a Section 10 prospectus ready, you should consider removing this language since the company would be liable for, and investors would be entitled to rely upon, that information as well.

Prospectus Summary, page 1

5. Please revise this section to include a more balanced description of your business. For example, to the extent that you discuss your competitive strengths and business strategy, please balance it by briefly discussing the risks of implementing the strategy.

6. Please identify the officers, directors, and other insiders who will receive the special dividend and quantify the amount.

7. Please disclose that you are issuing warrants to Wedbush Morgan Securities in conjunction with this offering.

Summary Consolidated Financial and Other Data, page 5

8. We note your statement in footnote 3 that investors should not consider Adjusted EBITDA "as a substitute for, or superior to, other measures of financial performance prepared in accordance with" GAAP, but that your management believes it is an important measure "because it allows management to focus on what it deems more reliable indicators of ongoing operating performance." Please revise your discussion to clarify whether management considers Adjusted

EBITDA a more reliable measure than operating income or, alternatively, what "more reliable indicators of ongoing operating performance" are considered by management as a result of its use of Adjusted EBITDA. Additionally, please augment your disclosure to reconcile your statement that Adjusted EBITDA is "a supplemental measure" and should not be considered as a substitute for GAAP operating income with your subsequent assertion that there are more reliable indicators of ongoing operating performance. In making these revisions, please discuss with specificity the manner in which you use Adjusted EBITDA to conduct or evaluate your business. Make these revisions throughout your document.

Risk Factors, page 8
Risks Relating to Our Business and Industry, page 8

9. We note that public construction projects are generally performed during warm, dry months and that you note the risk presented by weather-related delays in the first risk factor appearing on page 16. If applicable, please include a risk factor that discusses the seasonality of your business.

We may have potential liability for shares . . . , page 17

10. Please elaborate on the circumstances of the unregistered sales of securities you describe in this risk factor. Explain whether you attempted to meet the requirements of an exemption from registration and what factors may have caused the exemption to be unavailable.

Market and Industry Data, page 19

11. We note your representations that some of the information in the registration statement is based on information you "have not independently verified" and that you cannot assure investors of the accuracy or completeness of the information. Please note that you are responsible for the entire content of the registration statement and may not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Use of Proceeds, page 20

12. Please include pro forma financial statements giving effect to the use of proceeds to repay debt and to fund the distribution to shareholders.

Dilution, page 22

13. Please revise your disclosure in this section to include pro forma net tangible book value reflecting the final S Corporation distribution to be paid to existing

shareholders prior to the consummation of the offering. Please provide this
information in the risk factor appearing on page 18 as well.

Selected Consolidated Financial and Other Data, page 23

14. Please include cash dividends to shareholders in the selected financial data table.
Refer to Item 301 of Regulation S-K.

Management's Discussion and Analysis, page 26

15. Please discuss the business reasons for the changes between periods in the sales,
direct costs of contract revenues and net income (loss) of each of your segments
discussed in Note 9 of your financial statements, along with the amounts shown in
the unallocated corporate column. In doing so, please disclose the amount of each
significant change in line items between periods and the business reasons for it.
In circumstances where there is more than one business reason for the change,
attempt to quantify the incremental impact of each individual business reason
discussed on the overall change in the line item. See Item 303(a)(3) of Regulation
S-K.

Results of Operations, page 31

16. Please revise your discussion to disclose the extent to which your increases in
contract revenues have been attributable to increases in prices/fees or in the
volume of services you provide. Please provide this discussion by operating
segment for each comparative time period.

Results of Operations, Fiscal Year 2005 Compared to Fiscal Year 2004, page 33

17. You disclosed that operating income before stock-based compensation and the
litigation accrual was 7% of contract revenues for fiscal year 2005. This is
considered a non-GAAP measure. Please revise this disclosure to remove these
non-GAAP measures or provide the disclosures required by Item 10 of Regulation
S-K.

Quantitative and Qualitative Disclosures About Market Risk, page 37

18. We note your statement regarding "a hypothetical increase in interest rates of
10%, or 80 basis points . . . ." We are familiar with a basis point being equal to
1/100 of 1%. Please advise.

Liquidity and Capital Resources, page 35

19. Clarify whether you need the cash you currently have available and the proceeds of this offering to finance your operating activities for the next 12 months, as stated on page 14 in your risk factor entitled "*We may not be able to obtain capital when desired on favorable terms . . . ."*

Business, page 38

20. The discussion of your operating segments emphasizes the potential size of each segment within the industry. Please also provide more descriptive disclosure of your operations that would give investors a better sense of your size, market share, and prospects in the geographic and service markets within which you compete. Please revise your prospectus to provide market information in the context of your operations in each segment and to make your operations the primary emphasis of your document. See Regulation S-K, Item 101(c)(i), (x).

21. If material, please address the effects of compliance with federal, state, and local environmental laws and other forms of regulation, as well as whether any material portion of your business may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of any level of government. See Regulation S-K, Item 101(c)(ix), (xii). We note your discussion of these factors as presenting risks to your financial condition and results of operations in Risk Factors on pages 8-10.

Key Business Strategies, page 44

22. In the paragraph captioned *Expand our business geographically*, please explain what you mean by "organic office openings."

Engineering Services, page 45

23. Clarify whether the "Selected Projects" you describe beginning on page 46 are representative of typical engineering projects, or whether they are among the more significant of your projects. This comment also applies to similar disclosure in the Public Finance Services and Homeland Security Services sections.

Competition, page 52

24. Please revise your discussion under this heading to discuss competitive conditions in California and the other geographic markets in which you operate. We note your statement that competition varies by geography, and your explanations of how it varies by client sector and business area.

Executive Officers, Directors and Significant Employees, page 55

25. We note that you will appoint an additional director prior to completion of the offering. Once that person is nominated or chosen to become a director, please identify him or her in the registration statement, as required by Item 401, and provide the consent required by Rule 438 of Regulation C.

26. We note the disclosure that you have provided regarding Mrs. Heil. Please understand that the prospectus must describe the business experience of each director during the last five years. Please revise the disclosure to discuss Mrs. Heil's principal occupations and employment during such time and the other information required by Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 66

27. Please disclose your 2006 payments to Joe A. Gonsalves & Son to date. See Regulation S-K, Item 404(b).

Principal and Selling Stockholders, page 67

28. Please revise to clarify that all shares issuable within 60 days are reflected in your table. See Exchange Act Rule 13d-3.

Description of Capital Stock, page 68

29. We note that the information you provide in this section is qualified in its entirety. Because you are responsible for the accuracy of the information in the filing, and because Rule 411(a) permits qualification of information in the prospectus by reference to information outside of the prospectus only in limited circumstances, this qualification is inappropriate. Please remove it.

30. Please revise to state that you have not designated any series of preferred stock or otherwise issued any shares of preferred stock.

Underwriting, page 72

31. Disclose the criteria that the underwriters will use in determining whether to consent to waiving the 180-day lock-up agreement.

32. Please expand your disclosure regarding short positions to discuss all of the items noted in Section VIII.A.3. of the staff's Current Issues Outline dated November 2000. The Current Issues Outline is available on our website at www.sec.gov.

Financial Statements
General

33. As noted on page 66, please include the disclosures required by SFAS 57 in the footnotes to your financial statements as well.

Consolidated Statements of Operations, page F-4

34. Your direct costs of contract revenues represent approximately 40% of contract revenues, which appears to be much lower than many of your publicly traded peers. As discussed on page 28, part of the difference is explained by the payroll taxes, bonuses and employee benefit costs that you include only in general and administrative expenses. It also appears, based upon that disclosure, no facility costs or depreciation and amortization are allocated to direct costs of contract revenues. Please also disclose any other expenses that are often allocated to direct costs of contract revenues by other companies that you include in general and administrative expenses. Please tell us why none of these expenses are allocated to your direct costs of contract revenues. Please also disclose in MD&A that neither your direct costs of contract revenues line item nor this line item as a percentage of contract revenue are comparable to other companies, since you exclude the above mentioned items from direct costs of contract revenues and include them in general and administrative expenses instead. Please also revise your footnotes and MD&A disclosure to quantify for each period the amounts often included in direct costs of contract revenues by other companies that you put in general and administrative expenses instead.

35. You disclosed depreciation and amortization expense on a separate line item within general and administrative expenses in your statement of operations. Please disclose that depreciation expense is excluded from your direct cost of contract revenues. Please refer to SAB Topic 11:B.

36. Based on the material difference between your net income (loss) and the pro forma net income (loss) assuming that you are taxed at a 40% effective tax rate, please present the pro forma net income loss on the face of your statement of operations and include a footnote discussing how the pro forma amounts were computed as well. Please refer to SAB Topic 1:B.

Note 2 – Summary of Significant Accounting Policies, page F-7
Accounting for Contracts, page F-9

37. Please disclose your accounting policy for change orders. Please refer to paragraphs 61 to 63 of SOP 81-1.

38. You disclosed under intellectual property that you license the MuniMagic®

software under licensing agreements that allow varying levels of access to the software and its data. Please disclose your revenue recognition policy with respect to these licensing agreements. Please refer to SAB Topic 13:A.

39. You disclosed under contract structure that for unit-based contracts, you bill your clients upon delivery of the contract, or in some cases, in advance of the delivery. Please disclose your accounting policy under unit-based contracts when you bill in advance of the delivery.

Leases, page F-9

40. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Equipment and Leasehold Improvements, page F-10

41. You disclosed that equipment is depreciated and amortized over two to five years. Please disclose separately the estimated useful lives of furniture and fixtures, computer hardware and software, equipment under capital leases and automobiles, trucks and field equipment. Please refer to paragraph 5 of APB 12.

Note 6 – Book Value Stock Purchase Plan, page F-14

42. You recorded $2.0 million in stock based compensation expense in 2005 for shares of common stock purchased by employees under your book stock plan while you were planning to become a public company. The $2.0 million stock compensation expense recognized represents the difference between the estimated fair value of your common stock and the formula-based price of your common stock. Please tell us and quantify for us how you determined the fair value of your common stock, the formula-based price of your common stock and the $2.0 million stock compensation expense recognized. Please also tell us all of the assumptions used to determine the fair value and formula-based price of your common stock. Please also tell us how you determined the fair value of each issuance of stock-based compensation in 2006 through the date of your response, including the assumptions you used.

43. Please tell us how you determined that this common stock could be included in stockholders' equity and did not represent a liability or mezzanine equity.

44. As noted on page 17, please separately address how you determined that it was appropriate to include the common stock issued between September 2005 and January 2006 in permanent equity in periods prior to the expiration of the rescission offer.

Note 9 – Segment Information, page F-17

45. You disclosed that you are organized as a holding company with five subsidiary companies. You also disclosed that your legal entities fall within three operating segments; however, due to quantitative thresholds only two entities meet the definition of reportable segments. If actual revenue growth have trended in a materially different manner or if gross margin percentages are materially different we would expect separate presentation of the operating segments in accordance with the guidance in paragraph 17 of SFAS 131. In addition, under the guidance in paragraph 19 of SFAS 131 and EITF 04-10, you can only combine operating segments that do not meet the quantitative thresholds to produce a reportable segment if the operating segments have similar economic characteristics and satisfy the majority of the other five aggregation criteria.

46. Please tell us how you met the aggregation criteria in paragraphs 17 and 19 of SFAS 131 and EITF 04-10 to include each operating segment in the reportable segment you did.

47. You disclosed in the Overview section under Business that you provide a broad range of services to public agencies, including civil engineering, building and safety services, geotechnical engineering, financial and economic consulting, and disaster preparedness and homeland security. Please provide the enterprise-wide product-line and service disclosures for each group of similar service required by paragraph 37 of SFAS 131.

48. Please disclose the types of amounts included in the unallocated corporate column of the net income (loss) line item for each period presented, and disclose why these amounts were not allocated to the other reportable segments. Please also disclose what assets are included in the unallocated corporate column of the assets line item as of each balance sheet date. See paragraphs 31 and 32 of SFAS 131.

Note 11 – Subsequent Events, page F-19

49. For your June 30, 2006 interim financial statements, please disclose the statement of operations line item in which you included the gain on insurance proceeds. Please also disclose the statement of cash flows line item in which you included

the related cash proceeds.

50. You disclosed that a court ruling awarded you $1 million in the third quarter that had been previously paid under your liability insurance policy. You also disclosed that you will be able to recover the $1 million amount for purposes of your insurance coverage and deductible since the claim arose in 2002. Since the original claim appears to have been paid by your insurance company under your liability insurance policy based on your disclosures, please revise to clarify why you intend to record a receivable from your insurance company and recognize a reduction in litigation expense. Please also ensure that this disclosure is consistent with the insurance coverage disclosure under risk factors on page 12.

Part II
Recent Sale of Unregistered Securities, page II-3

51. To the extent that it is possible for you to do so, please identify the exemption you are relying upon for each unregistered sale of securities. In addition, please revise your discussion of the sales to management level employees in 2003 and 2004 to state your reliance on a particular exemption or to otherwise clarify that such sales were "deemed to be exempt" by you.

52. Please expand your disclosure to briefly state the facts relied upon in claiming exemption from Securities Act registration. See Regulation S-K, Item 701(d).

Exhibits

53. We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

Exhibit 23.2 – Consent

54. Please make arrangements with KPMG LLP to have them also consent to the inclusion of their name in the various places it appears throughout the filing, rather than just the Experts section.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James J. Scheinkman, Esq. (*via facsimile* 714/427-7799)
       Steven D. Pidgeon, Esq.
       Snell & Wilmer L.L.P.
       600 Anton Boulevard, Suite 1400
       Costa Mesa, California 92626